SUB-ITEM 77C
               MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS


At the Special Meeting of Shareholders of Winslow Green Growth Fund held on August 22, 2005, shares were votes as follows on the one proposal presented to shareholders:

To approve a new Investment Advisory Agreement between the Registrant and Winslow Management Company, LLC with respect to Winslow Green Growth Fund.

        FOR                         AGAINST          ABSTAIN

        1,979,905.507               37,550.598       52,762.895